12014986

ATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH, D.C.
196
SECTION

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John F. Boc (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella and Kerr, PC
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	Massachusetts	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

19
4/6

OATH OR AFFIRMATION

I, John F. Boc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON DALE
Notary Public
State at Large
Kentucky
My Commission Expires Mar 28, 2015

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statements of financial condition of Meridian Investments, Inc. (a Massachusetts S corporation) as of December 31, 2011 and 2010 (As Restated) and the related statements of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2011 and 2010 (As Restated) and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, the information contained in Schedule II is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 22, 2012

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010 (As Restated)

		2011		2010 (As Restated)
ASSETS				
Current Assets				
Cash *(Note 11)*	$	543,162	$	359,768
Prepaid expenses		66,353		25,370
Due from related party *(Notes 3 and 9)*		1,496,089		1,098,676
Note receivable - stockholder *(Note 4)*		165,028		-
Deferred state income taxes, net *(Note 5)*		134		-
Total current assets		2,270,766		1,483,814
Property and equipment, net *(Note 6)*		13,067		22,451
Other assets				
Deferred state income taxes, net *(Note 5)*		578		-
Deposits		12,542		11,142
		13,120		11,142
Total assets	$	2,296,953	$	1,517,407
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accrued liabilities and taxes *(Note 7)*	$	141,774	$	63,097
Total current liabilities		141,774		63,097
Stockholders' equity:				
Common stock, no par value, 12,500 authorized, 800 shares issued and outstanding *(Notes 8 and 13)*		129,000		129,000
Additional paid-in capital		2,183,863		1,683,863
Retained earnings (accumulated deficit) *(Note 13)*		(157,684)		(358,553)
		2,155,179		1,454,310
Total liabilities and stockholders' equity	$	2,296,953	$	1,517,407

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010 (As Restated)

	2011	2010 (As Restated)
Revenue		
Commissions *(Note 11)*	$ 6,270,251	$ 4,170,148
Expenses		
Commissions expense	3,367,482	2,272,819
Other operating expenses - *Schedule I*	2,703,516	2,380,982
Total expenses	6,070,998	4,653,801
Income (loss) from operations	199,253	(483,653)
Other income		
Interest income, including related party interest of $5,509 and $6,461 for the years ended December 31, 2011 and 2010 (As Restated), respectively *(Notes 3 and 4)*	5,519	6,461
Net income (loss) before provision for (benefit from) state income taxes	204,772	(477,192)
Provision for (benefit from) state income taxes		
Current	4,615	-
Deferred *(Note 5)*	(712)	-
	3,903	-
Net income (loss)	$ 200,869	$ (477,192)

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011 and 2010 (As Restated)

	Common stock *(Notes 8 and 13)*		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit) *(Note 13)*	Total
	Shares	Par Value			
Balance, January 1, 2010 (As Restated)	800	$ 129,000	$ 1,683,863	$ 418,639	$ 2,231,502
Stockholders' contributions	-	-	-	-	-
Stockholders' distributions	-	-	-	(300,000)	(300,000)
Net loss for the year	-	-	-	(477,192)	(477,192)
Balance, December 31, 2010 (As Restated)	800	129,000	1,683,863	(358,553)	1,454,310
Stockholders' contributions	-	-	1,000,000	-	1,000,000
Stockholders' distributions	-	-	(500,000)	-	(500,000)
Net income for the year	-	-	-	200,869	200,869
Balance, December 31, 2011	800	$ 129,000	$ 2,183,863	$ (157,684)	$ 2,155,179

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010 (As Restated)

	2011	2010 (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 200,869	$ (477,192)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense	-	100,000
Expenses allocated from related party *(Note 9)*	6,001,826	4,830,130
Depreciation expense	11,264	14,549
Benefit from deferred state income taxes *(Note 5)*	(712)	-
Interest income, including related party interest of of $5,509 and $6,461, for the years ended December 31, 2011 and 2010 (As Restated), respectively *(Notes 3 and 4)*	(5,509)	(6,461)
(Increase) decrease in:		
Prepaid expenses	(40,983)	116,982
Increase (decrease) in:		
Accrued liabilities and taxes	78,677	33,097
Net cash provided by operating activities	6,245,432	4,611,105
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	1,000,000	-
Payments from related party *(Note 9)*	549,254	-
Stockholder loans *(Note 4)*	(165,000)	-
Payments to related party *(Note 9)*	(6,946,292)	(5,020,000)
Distributions to shareholders	(500,000)	(300,000)
Net cash used in financing activities	(6,062,038)	(5,320,000)
Net increase (decrease) in cash	183,394	(708,895)
Cash - beginning of period	359,768	1,068,663
Cash - end of period	$ 543,162	$ 359,768

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

A. GENERAL INFORMATION

Meridian Investments, Inc. ("MII") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland and Kentucky. MII is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). MII is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "MII," "our," "ours," or "us" are intended to mean Meridian Investments, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MII is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

The Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification" or "ASC"), which is an aggregation of previously issued authoritative GAAP in one comprehensive set of guidance, effective for reporting in the third quarter of 2009. In accordance with the Codification, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates ("ASU"). References to GAAP throughout these financial statements are intended to refer to the Codification.

A. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. FAIR VALUE OF FINANCIAL INSTRUMENTS

MII's financial instruments primarily consist of cash and amounts due from related parties. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. IMPAIRMENTS
In accordance with GAAP, MII assesses the impairment of its assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. The Company records an investment impairment charge if it believes an investment has experienced a decline in value that is other than temporary.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, MII considers all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
MII recognizes accounts receivable for the unpaid amounts of commissions earned upon the closing of a tax-advantaged investment opportunity. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for those accounts for which collection is questionable. If management deems any balance, or portion thereof, to be uncollectible, that amount is charged off to expense.

MII experiences a low rate of its accounts receivable for which collection is deemed questionable or uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, MII extends credit to its customers based upon the terms contained in the contract for placing a tax-advantaged investment. Interest is not charged on any of its outstanding receivable balances.

F. NOTES RECEIVABLE
Notes receivable are stated at the unpaid principal balance, including unpaid interest, less any allowance for any portion for which collection is deemed questionable or uncollectible. Interest is calculated at the stated interest rate, compounded monthly. In the absence of a stated interest rate, MII uses the most equivalent U.S. Treasury Note rate for the equivalent term in effect on the date the loan is made. If the equivalent U.S. Treasury Rate cannot be determined or is not available, then MII uses the equivalent monthly Applicable Federal Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date that the loan is made.

Management periodically reviews the unpaid principal and interest balance of the note receivable and provides an allowance for any outstanding principal or unpaid interest for which collection is deemed questionable. If management deems any portion of the outstanding principal or accrued interest to be uncollectible, the amount is charged off to expense.

G. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of MII's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. INVESTMENTS
MII's investments that are bought and principally held for the purpose of selling them in the near future are classified as *trading securities*. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in the statement of operations.

Investments that MII has the positive intent and ability to hold to maturity are classified as *held-to-maturity* and recorded at amortized cost in investments and other assets. Investments not classified as either *held-to-maturity* or *trading securities* are classified as *available-for-sale* investments.

Available-for-sale investments are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from the statement of operations and recorded net of tax as a component of other comprehensive income.

The total cost of an investment sold is determined on the first-in, first-out basis including any commission or fees paid for the purchase and any earnings reinvested to purchase additional amounts of the investment. The total cost of an investment may be affected by stock splits, acquisitions, mergers or spin-offs.

I. REVENUE AND COST RECOGNITION
Commission revenues are recognized (earned) upon the closing of a placement of a tax-advantaged investment. The related commission expense is recognized when the commission revenue is earned by MII.

J. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

K. COMPENSATED ABSENCES
Employees of MII are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. MII's policy is to recognize the costs of compensated future absences when actually paid to employees.

L. SHIPPING AND HANDLING COSTS
MII does not normally incur shipping and handling costs in connection with its tax-advantaged investment activities. If shipping and handling costs were incurred, those costs would be absorbed by MII as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

M. INCOME TAXES
MII elected under the Internal Revenue Code, with the consent of its stockholders, to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, it elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, MII elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation are taxed on their proportionate share of MII's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the year ended December 31, 2010 (As Restated), MII was not subject to Massachusetts tax law concerning the taxation of "large" S corporations. Accordingly, the financial statements for the year ended December 31, 2010 (As Restated) do not contain a provision for state corporate income taxes. For the year ended December 31, 2011, the financial statements do contain a provision for state corporate income taxes as MII became subject to Massachusetts tax law concerning the taxation of "large" S corporations.

As a result of its treatment for federal income tax purposes, MII is not subject to interest or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments or uncertain income tax positions taken on its federal corporate income tax return and accordingly, these financial statements do not contain any provision for such interest and penalties. The federal income tax effect of any change to MII's previously reported items of revenue and/or expense is passed through and reported on the respective individual federal income tax returns of its stockholders at the time the change is made.

Interest and penalties incurred relating to Massachusetts corporate income tax underpayments, late filings and/or late Massachusetts corporate income tax payments are recognized in the period that they are incurred or assessed by the Massachusetts Department of Revenue, as can be reasonably determined by MII. Interest and penalties relating to uncertain income tax positions taken by MII are recognized when MII determines that it is more likely than not that a tax position taken on its Massachusetts corporate income and excise tax return would not be sustained under audit or examination. These financial statements do not contain any accruals or provisions for interest and/or penalties as MII is unaware of any unrecorded income tax liabilities.

As of December 31, 2011, the federal and Massachusetts corporate income and excise tax returns filed for the years ended December 31, 2008, 2009 and 2010 (As Restated) remain open to examination by the respective taxing authorities.

N. DEFERRED STATE INCOME TAXES

MII recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the statements of financial position represent the amount of deferred state income tax assets and liabilities recognized during the year. A valuation allowance may be provided for if MII estimates that a portion of the recognized deferred state income tax assets may not be fully realized. If applicable and in accordance with GAAP, current deferred state income tax assets and liabilities within each taxing jurisdiction have been offset and presented as one amount. Noncurrent deferred state income tax assets and liabilities within each taxing jurisdiction have also been offset and presented as one amount.

As a result of its tax treatment for federal income tax purposes, MII does not recognize deferred federal income tax assets or liabilities in its financial statements.

For the year ended December 31, 2010 (As Restated), MII did not meet the requirements to be subject to corporate income taxes in Massachusetts. Accordingly, MII did not recognize any deferred state income tax assets or liabilities in its financial statements as of and for the year ended December 31, 2010 (As Restated). In 2011, MII met the requirements to be subject to corporate income taxes in Massachusetts and accordingly, has recognized deferred state income tax assets and liabilities in its financial statements as of and for the year ended December 31, 2011.

O. COMPREHENSIVE INCOME (LOSS)

MII is required to report certain items of income, expense, gain and loss, separately from net income (loss).

Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income (loss).

For the years ended December 31, 2011 and 2010 (As Restated), MII did not have any items of other comprehensive income (loss) that were required to be reported separately from net income (loss). Accordingly, MII has not presented any statements of comprehensive income (loss).

NOTE 3 – DUE FROM RELATED PARTY
Due from related party represents monies advanced to and borrowed from Meridian Properties, Inc. ("MPI"), an affiliated corporation. The balances outstanding at December 31, 2011 and 2010 (As Restated) are comprised of (1) amounts actually advanced to or borrowed from MPI, (2) specific expenses actually paid by MPI for the benefit of MII and (3) common operating expenses allocated to MII.

Interest is charged on the average monthly balance at the applicable federal rate per annum (0.40% and 0.59% for the years ended December 31, 2011 and 2010 (As Restated), respectively). Interest receivable on the balance at December 31, 2011 and 2010 was $5,486 and $6,461, respectively.

See **NOTE 9** for additional related party transaction information.

NOTE 4 – NOTE RECEIVABLE – STOCKHOLDER
On December 1, 2011, MII made an unsecured cash advance in the amount of $165,000 to one of its stockholders.

The Note does not have a stated interest rate or repayment terms. Interest was being imputed under the same terms and at the same rate (0.40% as of December 31, 2011) as amounts due from a related party (see **NOTE 3**). As of December 31, 2011 and 2010, the balance of the Note, including imputed interest, was:

	2011	2010 (As Restated)
Principal	$ 165,000	$ -
Imputed interest	28	-
Note receivable - stockholder	$ 165,028	$ -

On January 9, 2012, MII collected $125,438 of the outstanding balance due from the stockholder. MII anticipates collection of the remaining outstanding balance within the next twelve months. Accordingly, no provision for uncollectible amounts, related to the unsecured cash advance to the stockholder, has been provided for in these financial statements.

NOTE 5 – DEFERRED STATE INCOME TAXES
Temporary differences giving rise to deferred state income tax assets include accrued expenses which are deductible for state income tax purposes in the reporting period when paid (cash basis) rather than the reporting period when the liability is incurred (accrual basis). Deferred state income tax assets are also recognized resulting from the availability of future state income tax deductions for depreciation of fixed assets which have already been recognized for financial statement reporting purposes. The availability of the future state income tax deductions for depreciation results from the different methods of depreciating fixed assets for financial statement and state income tax reporting purposes as required by GAAP and Massachusetts tax law, respectively. Temporary differences giving rise to deferred state income tax liabilities consist of prepaid expenses which are deductible for state income tax purposes in the reporting period when paid (cash basis) rather than the reporting period to which the expense is allocated.

At December 31, 2011 and 2010 (As Restated), the current deferred state income tax asset is comprised of the following:

	2011	2010 (As Restated)
Current deferred state income tax asset		
Accrued expenses	$ 4,251	$ -
Deferred state income tax asset valuation allowance	(2,126)	-
	2,125	-
Current deferred state income tax liability		
Prepaid expenses	(1,991)	-
Current deferred state income tax asset, net	$ 134	$ -

At December 31, 2011 and 2010 (As Restated), the noncurrent deferred state income tax asset is comprised of the following:

	2011	2010 (As Restated)
Noncurrent deferred state income tax asset		
Accumulated depreciation	$ 1,156	$ -
Deferred state income tax asset valuation allowance	(578)	-
Noncurrent deferred state income tax asset, net	$ 578	$ -

NOTE 6 – PROPERTY AND EQUIPMENT
At December 31, 2011 and 2010 (As Restated), property and equipment consisted of the following:

	2011	2010 (As Restated)
Computer equipment and software	$ 333,325	$ 333,325
Equipment	54,346	52,466
Furniture and fixtures	60,972	60,972
Leasehold improvements	80,483	80,483
	529,126	527,246
Less: accumulated depreciation	(516,059)	(504,795)
Property and equipment, net	$ 13,067	$ 22,451

NOTE 7 – ACCRUED LIABILITIES AND TAXES
At December 31, 2011 and 2010 (As Restated), accrued liabilities and taxes consisted of the following:

	2011	2010 (As Restated)
Professional fees	$ 35,000	$ 47,500
Operating expenses	91,016	15,597
State corporate income and excise taxes	7,345	-
Regulatory assessments	8,413	-
Accrued liabilities and taxes	$ 141,774	$ 63,097

NOTE 8 – SALE OF STOCK RESTRICTIONS
At December 31, 2011 and 2010 (As Restated), certain stockholders of MII were restricted with respect to the sale of their shares in MII. An agreement, reviewed annually, permits MII the right of first refusal upon the proposed sale of MII shares to anyone except MII.

NOTE 9 – RELATED PARTY TRANSACTIONS
MII shares office space at its locations with another company affiliated by common ownership (the "Affiliated Company"). Except for items specifically identified to the Affiliated Company, overhead and other operating expenses, including personnel costs, are shared with the Affiliated Company as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by MPI based upon personnel time devoted to each entity.

Effective January 1, 2010 and through December 31, 2010 (As Restated), subsequent to MPI's annual review of personnel time conducted at the beginning of 2010, the allocation ratio was as follows: 80% MII and 20% for the Affiliated Company. Pursuant to MPI's annual personnel time review conducted at the beginning of 2011, there was no change to the allocation ratio for the year ended December 31, 2011.

For the years ended December 31, 2011 and 2010 (As Restated), the amount of expenditures allocated to MII was $6,003,706 and $4,833,306, including costs capitalized as fixed assets of $1,880 and $3,176, respectively. The amount of cash transferred into MII was $549,254 and $0, respectively, and the amount of cash transferred from MII was $6,946,292 and $5,020,000, respectively.

See **NOTE 3** for additional related party transaction information.

NOTE 10 - LEASES
MII leases its office locations under operating leases through MPI.

Boston, Massachusetts
MII leases office space in metropolitan Boston, Massachusetts (the "Boston Office"). The Boston Office lease (the "Boston Lease") has been amended on various dates through 2009 and expired on November 30, 2010. The Boston Lease was renewed on December 1, 2010 for an additional five year term ending on November 30, 2015. For the years ended December 31, 2011 and 2010 (As Restated), MII's allocated portion of the minimum monthly payments under the Boston Lease was $59,295 and $115,833, respectively.

The Boston Office also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments expiring on various dates through the year 2012. For the years ended December 31, 2011 and 2010 (As Restated), MII's allocated portion of the minimum monthly lease payments for operating leases was $8,972 and $15,231

In total for the years ended December 31, 2011 and 2010 (As Restated), minimum lease payments related to the Boston Office, included in the statements of operations as rent expense, were $68,267 and $131,064, respectively.

Washington D.C.
MII leases office space in the metropolitan Washington D.C. area (the "Washington D.C. Lease"). The Washington D.C. Lease was extended for an additional five year term effective March 1, 2007. For the years ended December 31, 2011 and 2010 (As Restated), MII's allocated portion of the minimum monthly payments under the Washington D.C. Lease was $144,695 and $111,635, respectively.

The Washington D.C. Lease expires on February 29, 2012. On January 24, 2012, in lieu of renewing the Washington D.C. Lease, MII signed a new sixty month operating lease for a new office location located in metropolitan Washington, D.C. The terms of this new lease (the "New Washington D.C. Lease"), beginning on the latter of February 24, 2012 or the date that the leased spaced is substantially complete, and expiring on February 28, 2017, call for minimum monthly lease payments, adjusted annually on the New Washington D.C. Lease's anniversary date and requires a security deposit of $10,910. 100% of the monthly lease payments under the New Washington D.C. Lease are allocated to MII. At the end of the initial lease term, MII has the option of extending the New Washington D.C. Lease for one additional five year term.

Minneapolis
On January 20, 2010, MII and a related company entered into a two year operating lease, expiring January 31, 2012, for office space located in metropolitan Minneapolis, Minnesota (the "Minneapolis Lease"). Initially, the Minneapolis Lease, effective February 1, 2010, was for approximately five hundred and twenty five square feet. MII's allocated portion (10%) of the monthly minimum lease payments under the Minneapolis Lease was $135. In July 2010, the Minneapolis Lease was amended to lease additional office space. MII's allocated portion of the additional minimum monthly lease payments was $70. Effective July 2010, MII's allocated portion of the total minimum monthly lease payments pursuant to the Minneapolis Lease was $205. For the year ended December 31, 2010 (As Restated), MII's allocated portion of the minimum monthly lease payments under the Minneapolis Lease was $1,160.

Effective January 1, 2011, MII terminated its affiliation with the Minneapolis office and the related company assumed the full obligation under the remaining term of the lease.

Louisville
On October 1, 2009, MII entered into an eighteen month operating lease expiring March 31, 2011, for office space located in metropolitan Louisville, Kentucky (the "Louisville Lease"). 100% of the minimum monthly lease payments, $1,400, are allocated to MII. For the year ended December 31, 2010 (As Restated), minimum monthly lease payments allocated to MII were $18,405 and included the minimum monthly lease payment for December 2009 and $205 in late payment fees. On April 1, 2011, the lease was renewed for an additional 57 month term, expiring on December 31, 2015. For the year ended December 31, 2011, minimum monthly lease payments allocated to MII were $16,800.

Based upon the aforementioned allocations, future minimum rental payments under current and future operating leases are as follows:

Year Ended		Amount
December 31, 2012	$	144,571
December 31, 2013		148,390
December 31, 2014		154,506
December 31, 2015		154,519
December 31, 2016		76,022
Thereafter		12,752
	$	690,760

For years ended December 31, 2011 and 2010 (As Restated), total amounts due under the various month-to-month and long-term operating leases for office space and equipment, included as rent expense in the statement of operations was $229,762 and $262,264, respectively.

NOTE 11 - CONCENTRATIONS OF CREDIT AND MARKET RISK

MII is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. MII generates substantially all of its income from fees earned from the sale of these tax-advantaged investments.

Credit Risk

Financial instruments that potentially subject MII to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that MII conducts business with a limited number of companies. As of December 31, 2011 and 2010 (As Restated), MII did not have any commissions' receivable that were subject to credit risk

Market Risks

Concentrations of market risk arise due to the fact that MII generates revenue from a limited number of sources. For the years ended December 31, 2011 and 2010 (As Restated), MII generated approximately $5,980,000 and $4,100,000, respectively, of its revenue from five companies. These amounts account for approximately 95% and 98% of the Company's revenue for the years ended December 31, 2011 and 2010 (As Restated), respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2011 and 2010 (As Restated), the Company had uninsured cash balances totaling $293,162 and $109,768, respectively.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010 (As Restated), the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2011	2010 (As Restated)
Net Capital	$ 401,388	$ 296,671
Required Net Capital	9,442	5,000
Excess Net Capital	$ 391,946	$ 291,671
Aggregate Indebtedness	$ 141,774	$ 63,097
Net Capital Ratio	0.35 to 1	0.21 to 1

NOTE 13 – RESTATEMENT

Treasury Stock
The balances of common stock and retained earnings as of January 1, 2010 have been restated to conform to a Commonwealth of Massachusetts legislative act (the "Act") that resulted in new Massachusetts Corporate Law. Under the Act, the general concept of issued but not outstanding stock, commonly referred to as "treasury stock," is no longer effective.

Any shares of stock that are purchased by the MII are returned to unissued status. Because of the Act, certain restatements of the prior balances of common stock and retained earnings were necessary. As a result, the balance of common stock as of January 1, 2010 decreased by $2,000 from $131,000 to $129,000 and the balance of retained earnings decreased by $48,000 from $466,639 to $418,639. In addition, the presentation of $50,000 of treasury stock was eliminated.

Except for the effects of the restatement on the balances of common stock, retained earnings and treasury stock as of January 1, 2010 (As Restated), this restatement has no effect on MII's previously reported assets, liabilities or net loss or its net capital as computed under Rule 15c3-1 of the SEC for the year ended December 31, 2010.

Computation of Net Capital
Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission, for the year ended December 31, 2010 (As Restated), has been restated to conform to the presentation for the year ended December 31, 2011. This restatement had no effect on MII's computed net capital as of December 31, 2010 (As Restated) nor did the restatement have any effect on MII's previously disclosed balances of assets, liabilities, stockholders' equity, revenues, expenses or cash flows for the year ended December 31, 2010 (As Restated).

NOTE 14 – SUBSEQUENT EVENTS

As described in **NOTE 4**, MII collected $125,438 of the outstanding balance due from the unsecured cash advance made to its stockholder.

Management has evaluated subsequent events through February 28, 2012, the date that the audited financial statements were issued.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2011 and 2010 (As Restated)

	2011	2010 (As Restated)
OPERATING EXPENSES		
Bad debts expense	$ -	$ 100,000
Bank charges and fees	383	1,259
Computer supplies and expense	100,665	72,437
Charitable contributions	4,390	20,339
Depreciation expense	11,264	17,724
Dues and subscriptions	55,641	54,528
Education and training	77,437	7,993
Employee benefits	212,805	176,784
Filing fees	23,059	43,219
Fines and penalties	70	-
Insurance	24,213	20,681
Legal and accounting	200,692	113,359
Meetings and conferences	35,936	-
Office supplies and expense	42,948	38,871
Postage and delivery	9,952	11,392
Professional fees	28,120	72,036
Rent expense *(Note 10)*	229,762	262,264
Repairs and maintenance	2,394	2,137
Salaries and wages	822,431	864,758
Taxes - payroll	198,463	141,615
Taxes - other	7,529	7,401
Telephone	76,732	75,564
Travel, meals and entertainment	538,630	276,621
TOTAL OPERATING EXPENSES	$ 2,703,516	$ 2,380,982

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2011 and 2010 (As Restated)

	2011	2010 (As Restated)
Net Capital Computation *(Note 12)*		
STOCKHOLDERS' EQUITY	$ 2,155,179	$ 1,454,310
LESS: NON-ALLOWABLE ASSETS		
Note receivable - stockholder	(165,028)	-
Receivable from affiliate	(1,496,089)	(1,098,676)
Deferred state income tax assets	(712)	-
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(13,067)	(22,451)
Deposits and prepaid expenses	(78,895)	(36,512)
Net Capital	$ 401,388	$ 296,671

RECONCILIATION WITH COMPANY'S COMPUTATION

	2011	2010 (As Restated)
NET CAPITAL PER FOCUS REPORT	$ 525,662	$ 329,768
AUDIT ADJUSTMENTS FOR:		
Computer expense	(6,854)	(808)
Dues and subscriptions	(3,685)	(588)
Employee benefits	(580)	(640)
Equipment rental	-	(75)
Filing fees	(8,413)	-
Fines and penalties	(70)	-
Insurance expense	(4,642)	-
Legal and accounting expense	(17,500)	(17,500)
Office supplies and expense	(2,402)	(2,152)
Postage	(305)	(501)
Professional fees	(5,543)	(250)
Rent	(2,826)	-
Telephone	(7,315)	(4,260)
Training	-	(468)
Travel, meals and entertainment	(60,307)	(5,855)
State corporate income and excise tax (expense) refunds	(3,832)	-
Net Capital	$ 401,388	$ 296,671

The accompanying notes are an integral part of these financial statements.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2011 and 2010 (As Restated) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or

fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010 (As Restated), to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

February 22, 2012

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC® ASSESSMENT RECONCILIATION

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SPIC®) for the year ended December 31, 2011, which were agreed to by Meridian Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SPIC®, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meridian Investment Inc.'s management is responsible for Meridian Investment Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entries including Meridian Investment Inc.'s general ledger, cash disbursement journal, cancelled check and bank statement on which the respective payment cleared, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule and working papers, including the internally generated statement of operations, sales journals and previously filed FOCUS reports for the quarterly periods ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

February 22, 2012

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2011
and 2010 (As Restated)

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2011 and 2010 (As Restated)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029124 FINRA DEC
MERIDIAN INVESTMENTS INC 12*12
1266 FURNACE BROOK PKWY 2ND FL
QUINCY MA 02169-4758

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (exclude interest) ( )

______
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 20 12.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,270,251
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 100% of Revenue is from sale of unregistered securities (Deductions in excess of $100,000 require documentation)	6,270,251
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,270,251
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT